IKON VENTUES, INC.

                          1000 Woodbury Road, Suite 214
                            Woodbury, New York 11797


                              INFORMATION STATEMENT
           NOTICE OF CHANGE IN CONTROL AND OF A MAJORITY OF DIRECTORS

        PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

--------------------------------------------------------------------------------

                 Approximate Date of Mailing: September __, 2001

Dear Shareholder:

         This notification is furnished by the Board of Directors (the "Board") of Ikon Ventures, Inc. (the "Company") pursuant to Rule 14f-1 of the Securities and Exchange Act of 1934 (the "Exchange Act") to inform the shareholders of the Company of a change in control of the Company and a change in the majority of the board of directors pursuant to an Agreement and Plan of Share Exchange, dated as of June 19, 2001, as amended as of July 18, 2001 (the "Exchange Agreement"), by and among the Company, Sutton Online, Inc., a Delaware corporation ("Sutton"), and the stockholders of Sutton (collectively with Sutton, the "Stockholders").

         This notification was prepared by the Company, except that information about the new directors was furnished to the Company by the new directors. The new directors assume no responsibility for the accuracy or completeness of the information prepared by the Company.

         Please read this notification carefully. It describes the essential terms of the Exchange Agreement and contains certain biographical and other information concerning the proposed new directors of the Company. Additional information about the Exchange Agreement and the business of the Company is contained in the Company's Current Reports on Form 10QSB dated August 17, 2001 and Form 8K dated August 22, 2001 (the "Reports"), which were filed with the United States Securities and Exchange Commission (the "Commission"). The Reports and their accompanying exhibits may be inspected without charge at the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Copies of such material may also be obtained from the SEC at prescribed rates. The SEC also maintains a Web site that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Reports may be obtained from the SEC's EDGAR archives at http://www.sec.gov/cgo-bin/srch-edgar.


                                CHANGE IN CONTROL

         On August 8, 2001 (the "Closing Date") pursuant to the Exchange Agreement, the Company issued to the Stockholders 2.2222222 shares of the Company's common stock, par value $.001 per share (the "Company's Common Stock"), in exchange for each share of Sutton's common stock, par value $.025 per share (the "Sutton Common Stock") issued and outstanding on the date of the consummation of such exchange.

         At the Closing, the Stockholders were issued an aggregate of 15,222,219 shares of the Company's Common Stock, which shares, after giving effect to certain other transactions effected at or prior to the Closing, represented approximately 76% of the total then issued and outstanding shares of the Company's Common Stock.

This information will be mailed to shareholders on or about September __, 2001 to holders of record of Common Stock of the Company as of the close of business on September __, 2001. On the Closing Date, the Company had outstanding 20,158,132 shares of Common Stock.


              NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS
            IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

                    WE ARE NOT ASKING YOU FOR A PROXY AND YOU
                      ARE REQUESTED NOT TO SEND US A PROXY

                              INFORMATION STATEMENT


                CHANGES IN MANAGEMENT AND THE BOARD OF DIRECTORS


         In connection with the Exchange Agreement, on the Closing Date, Kurt Schlapfer and Stephen Gross resigned as officers and directors of the Company. The Company's remaining director and officer, Ian Rice, resigned as an officer and Mr. Rice appointed, Jonathan D. Siegel, the Chief Executive Officer of Sutton ("Siegel"), and Gregory C. Frank, the Chief Operating Officer of Sutton ("Frank"), as the Chief Executive Officer and Chief Operating Officer, respectively, of the Company. In addition, subject to and effective upon compliance with Rule 14f-1 under the Exchange Act, Mr. Rice appointed Siegel, Frank and Richard C. Joyce ("Joyce") as the new board of directors of the Company and tendered his resignation as a director. Rule 14f-1 provides that Siegel, Frank and Joyce (collectively, the "Director Nominees") will become directors ten (10) days after the filing of this Statement with the Securities and Exchange Commission (the "Commission") and its delivery to the Company's shareholders, and each will serve until their successors are elected and qualified. Hereinafter, references to the directors of the Company shall mean the Director Nominees. A shareholder vote is not required and will not be taken with respect to the election of the new directors in connection with the Exchange Agreement.


                               EXECUTIVE OFFICERS

         The new executive officers of the Company are identified in the table below. Each executive officer of the Company serves at the pleasure of its board of directors.

                                 Year & Date became an
Name                    Age      Executive Officer      Positions
----                    ---      ---------------------  ---------
Jonathan D. Siegel       41       August 8, 2001        Chief Executive Officer

Gregory C. Frank         31       August 8, 2001        Chief Operating Officer


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information available to the Company, as of August 8, 2001 with respect to the beneficial ownership of the outstanding shares of the Company's Common Stock by (i) any holder of more than five percent (5%) of the outstanding shares; (ii) the Company's officers and directors; and
(iii) the Company's officers and directors as a group:

Name and Address of Beneficial Owner          Shares of Common Stock Owned      Percentage (%) of Common Stock

Jonathan D. Siegel (2)                         4,641,991 (5) (11)               21.30 (5) (11)

Gregory C. Frank (2)                           4,641,991 (6)                    21.30 (6)

Radek Hulan (2)                                1,300,000 (9)                     6.31 (9)

Richard Joyce(2)                                 155,555 (10)                    0.77 (10)

The J.B. Sutton Group Inc. 401(k) Profit       1,139,195 (7) (13)                5.60 (7) (13)
Sharing Plan, dated 10/1/95
f/b/o Jonathan D. Siegel ("Siegel
401(k)") (2)

Sigma Limited S.A. ("Sigma") (3) (4)           3,537,778 (8)                    17.08 (8)

All officers and directors as a group         10,739,537 (12)                   49.67 (12)
(four (4) persons) (2)

Global Capital Partners, Inc. (14)             2,222,222 (15)                   10.45 (15)

Tiburon Asset Management LLC (16)              1,029,629                         5.11


(1) Beneficial ownership as reported in the table above has been determined in accordance with Instruction (1) to Item 403 (b) of Regulation S-B of the Exchange Act.

(2) The business address of each of the stockholders noted above is 1000 Woodbury Road, Suite 214, Woodbury, NY 11797.

(3) The business address of Sigma is Rue-Fritz-Courvoisier 40, 2300 La Chaux-de-Fonds, Switzerland.

(4) Sigma is a company organized under the laws of Switzerland owned by a discretionary trust, whose beneficiaries include members of Ian Rice's family. Mr. Rice is neither a trustee nor a beneficiary of the trust and disclaims any beneficial ownership of Sigma. Prior to the Share Exchange, Mr. Rice was the Company's Chairman of the board of directors.

(5) Includes 1,631,617 shares of common stock issuable upon the exercise of outstanding warrants; and 960,302 shares held in the name of the Siegel 401(k).

(6) Includes 1,631,620 shares of common stock issuable upon the exercise of outstanding warrants.

(7) Includes 178,893 shares of common stock issuable upon the exercise of outstanding warrants.

(8) Includes 555,556 shares of common stock issuable upon the exercise of outstanding warrants.

(9) Includes 433,333 shares of common stock issuable upon the exercise of outstanding warrants.

(10) Includes 44,444 shares of common stock issuable upon the exercise of outstanding warrants.

(11) Does not include 1,491,111 shares of common stock under the control of the stockholders noted above pursuant to a Voting Rights Agreement dated as of August 1, 2001, among Sigma, the Siegel 401(k) and the stockholders noted above.

(12) Includes 3,741,014 shares of common stock issuable upon the exercise of outstanding warrants.

(13) Does not include 2,982,222 of common stock under the control of the stockholders noted above pursuant to the Voting Rights Agreement described in note 11 above.

(14) The business address of the stockholder noted above is 6000 Fairview Road, Suite 1420, Charlotte, NC 28210.

(15) Includes 1,111,111 shares of common stock issuable upon the exercise of outstanding warrants.

(16) The business address of the stockholder noted above is 110 William Street, New York, NY 10038.


             INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS

         (a) There are no material proceedings known to the Company to which any director, officer or affiliate of the Company, or any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any affiliate of such persons is a party adverse to the Company or has a material interest adverse to the Company.

         (b) The following brief biographies contain information about the Company's Directors. The information includes each person's principal occupations and business experience for at least the past five years. This information has been furnished to the Company by the individuals named. There are no family relationships known to the Company between the Directors and executive officers. There are no legal proceedings known to the Company that are material to the evaluation of the ability or integrity of any of the Directors or executive officers.

         Jonathan D. Siegel ("Siegel"), 41, Chairman of the Board of Directors and Chief Executive, has served as the Chairman and Chief Executive Officer of Sutton since its inception. From May 1995 until devoting his full time efforts to Sutton, in January 2001, he also served as the Chairman and Chief Executive Officer of Global Capital Markets, LLC, a full service brokerage firm (acquired in November 1999 by Global Capital Partners, Inc., a NASDAQ listed holding Company). In March 1990 Siegel joined in the formation of Prime Charter Ltd., where he served as Managing Director until May 1995. Siegel earned a B.S.E.E. degree from the University of Pennsylvania and an M.S.C.E. degree from Syracuse University.

         Gregory C. Frank ("Frank"), 31, Chief Operating Officer and Director, has served as the President and a director of Sutton since its inception. From March 1998 until he founded Sutton, Frank served as the Chief Operating Officer of Livetrade.com. Prior to that, from December 1997 to March 1998, he served as the Chief Operating Officer of Talon Trading, an on-site trading firm in Garden City, New York. Frank earned an A.S. degree in Sales and a B.S. in Direct Marketing from Johnson & Wales University.

         Richard W. Joyce ("Joyce"), 45, director, joined Sutton's board of directors in May 2000. Joyce is a London-based senior vice president of worldwide sales at 3Com Corp., a broad-based global supplier of networking systems and services. Previously, he was president of 3Com Europe and Asia/Pacific Rim. Joyce joined 3Com UK in 1987 as manager for the workgroup systems division, became president of 3Com Europe in 1990 and assumed responsibility for Asia/Pacific Rim sales in 1993. Before joining 3Com, Mr. Joyce held a variety of management positions at Cambridge International Trading Corp., Esso Petroleum and RRL Electronics.

         Radek Hulan ("Hulan"), 29, Chief Technology Officer, has served as the Chief Technology Officer of Sutton since its inception. Hulan is the Chief Executive Officer and founder of Sutton Data Services and the Chief Executive Officer of Total Solutions, a market leader in portfolio management and financial accounting systems for the Prague Stock Exchange. He has also served in management positions at Burzovni Software and Atlantik Financial trhy, S.R.O. Hulan has a Faculty of Economics degree from Masaryk University, Czech Republic and has computer programming skills for Oracle 7,x, 8.x, Paradox, Pascal, C++, SQL, and FoxPro.

         No employee of the Company receives any additional compensation for his or her services as a Director. Non-management directors receive no salary for their services as such, but may participate in the Company's stock option plans. The board of directors has authorized payment of reasonable travel or other out-of-pocket expenses incurred by non-management directors in attending meetings of the board of directors and committees thereof.


             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Exchange Act and regulations thereunder require the Company's executive officers and Directors, and persons who own more than ten percent of the Common Stock of the Company to file reports of ownership and changes in ownership with the Commission, and to furnish the Company with copies of all such Section 16(a) reports filed. Based solely on the Company's review of copies of the Section 16(a) reports filed for the fiscal year ended March 31, 2001 and for the period April 1, 2001 through September 25, 2001, the Company believes that all reports have been filed in a timely manner.


                     TRANSACTIONS WITH MANAGEMENT AND OTHERS

         In connection with the Share Exchange the Company entered into a one year consulting agreement with each of Sigma Limited S.A., a Swiss corporation for which Mr. Rice acts as a consultant but is not an officer, director or shareholder thereof, and Corporate Communications Network Inc., a Nevada corporation owned by an individual, Steven Kerr Each of the consulting agreements provides for an annual fee of $50,000, payable in substantially equal installments in arrears. At the Company's option, the annual fee may be paid in cash or in shares of the Company's Common Stock, each such share to be valued at the closing bid price per share of Ikon Common Stock on the trading day immediately preceding each issuance.

         No other transactions have occurred since the beginning of the Company's last fiscal year or are proposed with respect to which a director, executive officer, security holder owning of record or beneficially more than 5% of any class of the Company's securities or any member of the immediate families of the foregoing persons had or will have a direct or indirect material interest.


                           INDEBTEDNESS OF MANAGEMENT

         There has been no indebtedness owed to the Company since the beginning of the Company's last fiscal year by any Director, executive officer, security holder owning of record or beneficially more than 5% of any class of the Company's securities or any member of the immediate families of the foregoing persons, any corporation or organization of which any of the foregoing persons serves as an executive officer, partner, beneficial owner of 10% or more of any class of equity securities, or any trust in which any of the foregoing persons has a substantial beneficial interest or serves as trustee or in a similar capacity.


                COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS

         There are no standing committees of the Company's Board of Directors

         Since the Closing Date, the Board of Directors Designees have held no meetings and have taken action by unanimous written consent on two occasions.


                EXECUTIVE COMPENSATION AND EMPLOYMENT AGREEMENTS

         Frank entered into an amendment to his employment agreement with a predecessor of Sutton and Global Capital Partners Inc. ("GCAP"), pursuant to which GCAP was removed as a party to such agreement. The agreement, as amended, terminates on November 21, 2001 and provides for an annual base salary of $120,000 and participation in a bonus pool.

         Siegel entered into an amendment to his employment agreement with GCAP and a subsidiary thereof pursuant to which the obligations of such parties under the agreement were assumed by Sutton, and such parties were released from their obligations thereunder. In addition, such parties released Siegel from his non-compete agreement with such parties. The Agreement, as amended terminates on November 21, 2001 and provides for an annual base salary of $240,000 and participation in a bonus pool.


                               STOCK OPTION PLANS

         The Company's 1999 Employee Stock Compensation Plan (the "1999 Stock Option Plan") was adopted by the Board of Directors and approved by the Company's stockholders in March 1999. The Company's 2001 Employee Stock Option Plan (the "2001 Stock Option Plan") was adopted by the Board of Directors and approved by the Company's stockholders in February, 2001. Pursuant to the terms of the 1999 Stock Option Plan, no further awards will be made under the 1999 Stock Option Plan. (The 1999 Stock Option Plan and the 2001 Stock Option Plan are collectively referred to as the "Stock Option Plans.") The Stock Option Plans were adopted to provide a means by which selected officers, employees, directors and consultants to the Company could be given an opportunity to purchase stock in the Company.

         Under the 1999 Stock Option Plan, 22,500 shares were initially reserved for issuance. On September 10, 2001, the board of directors adopted, and the shareholders subsequently approved, an amendment to the 1999 Stock Option Plan pursuant to which the shares reserved for issuance was increased from 2,250,000 shares to 8,000,000 shares provided that no award may be issued that would bring the total of all outstanding plan shares to more than 20% of the total number of the shares of Common Stock at the time outstanding.

         Under the 2001 Stock Option Plan, the aggregate number of shares of Common Stock that may be issued or transferred is 5,000,000, provided that no award may be issued that would bring the total number of all outstanding plan shares to more than 20% of the total number of the shares of Common Stock at the time outstanding.

         The Stock Option Plans provide for the grant of incentive stock options, non-qualified stock options, stock appreciation rights in tandem with stock options or freestanding, restricted stock grants and restored grants (collectively, "Grants") as approved by the Board of Directors or a committee thereof (the "Committee"). Incentive stock options granted under the Stock Option Plans are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). Non-qualified stock options granted under the Stock Option Plans are intended not to qualify as incentive stock options under the Code.

         Eligible participants under the Stock Option Plans include the following persons: (i) executive officers, officers and directors (including advisory and other special directors) of the Company or an Affiliated Corporation (as such term is defined in the Stock Option Plans); (ii) full-time and part-time employees of the company or an Affiliated Corporation; (iii) natural persons engaged by the Company or an Affiliated Corporation as a consultant, advisor or agent; and (iv a lawyer, law firm, accountant or accounting firm, or other professional or professional firm engaged by the Company or an Affiliated Corporation.

         Except as otherwise expressly provided therein, the Stock Option Plans provide that the compensation committee, or in the event there is no compensation committee, the board of directors shall have complete discretion to determine when and to which eligible participants a plan shares are to be granted and the number of such shares to be awarded to each such participant.. A grant may be made for cash, property, services rendered or other form of payment constituting lawful consideration under applicable law. Plan shares awarded other than for services rendered shall be sold at not less than the fair value thereof on the date of grant. No grant will be made if, in the judgment of the committee or the board of directors, as the case may be, such a grant would constitute a public distribution within the meaning the U.S. Securities Act of 1933, as amended. Or the rules or regulation promulgated thereunder.

         The Stock Option Plans terminate on the tenth anniversary of their respective effective dates unless terminated earlier or extended by the board of directors.

                                       IKON VENTURES, INC.



                                       /s/ JONATHAN D. SIEGEL
                                       -----------------------------
                                       Jonathan D. Siegel
                                       Chief Executive Officer